Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06016074

2 August 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

dlw 8/16

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Progress Report - Jeruk -3 Appraisal Well

The Jeruk -3 appraisal well is being drilled in the Sampang PSC, offshore Indonesia, approximately 1.8 km west of Jeruk -1 and 40 km south east of Surabaya.

As foreshadowed in the ASX release dated 14 July 2006, a test of the bottom hole section of the well has now been completed.

Santos has reported that during the test, conducted over the interval of 4,789 metres to 4,897 metres TVDSS, the well flowed formation water as expected, at a rate of up to 6,700 barrels per day through to a 28/64 inch choke, and confirmed the previously interpreted oil / water contact at approximately 4,760 metres TVDSS.

The well will now be suspended as a potential future oil producer and the rig will be released.

The Jeruk -3 appraisal well data will be integrated with other well and seismic data to assist in determining the most likely resource range and forward appraisal plan.

The participants in the Sampang PSC are:

	Sampang PSC	**Jeruk Field**
Santos (Sampang) Pty Ltd (operator)	40.5%	40.5%
Singapore Petroleum Sampang Ltd	36.0%	19.64%
Cue Sampang Pty Ltd	13.5%	7.36%
PT Petrogas Oyong Jatim*	10.0%	10.0%
Medco Strait Services Pte Ltd	0.0%	22.5%

* Subject to finalisation of documentation

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

2 August 2006